UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Lemonade, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

52567D 107
(CUSIP Number)

August 24, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP NO. 52567D 107	Page 2 of 5 Pages

(1)	Names of Reporting Persons Mwashuma Kamata Nyatta
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America; Kenya
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 0
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
(11)	Percent of Class Represented By Amount in Row (9) 0.0%
(12)	Type of Reporting Person (See Instructions) IN

(*)	Calculated based on 68,945,568 Shares outstanding as of August 8, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP NO. 52567D 107	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Lemonade, Inc. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

5 Crosby Street, 3rd Floor, New York, New York 10013

Item 2(a).	Name of Person Filing:

Mwashuma Kamata Nyatta

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Lemonade, Inc., 5 Crosby Street, 3rd Floor, New York, New York 10013

Item 2(c).	Citizenship:

United States of America; Kenya

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP Number:

52567D 107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

See response to Item 9 on the cover page. Following his separation from SoftBank Group Capital Ltd (“SBGC”) and affiliates in April 2022, the Reporting Person resigned from the joint investment committee to which SBGC has delegated voting and dispositive power over the Shares SBGC holds. The Reporting Person’s resignation from such joint investment committee became effective simultaneously with the approval of his replacement on August 24, 2022, whereupon the Reporting Person ceased to be deemed an indirect beneficial owner of the Shares held by SBGC.

Item 4(b).	Percent of Class:

0.0%, which is calculated based on 68,945,568 Shares outstanding as of August 8, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

CUSIP NO. 52567D 107	Page 4 of 5 Pages

Item 4(c).	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

CUSIP NO. 52567D 107	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2022	/s/ Mwashuma Kamata Nyatta
Mwashuma Kamata Nyatta